SOS Limited

Building 6, East Seaview Park

298 Haijing Road, Yinzhu Street

West Coast New District, Qingdao City, Shandong Province

People’s Republic of China

April 29, 2022

VIA EDGAR

Michelle Miller

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	SOS Limited
Form 20-F for the fiscal period ending December 31, 2020
Filed May 5, 2021 Form 20-F/A for the fiscal period ending December 31, 2020 Filed October 12, 2021 Form 20-F/A for the fiscal period ending December 31, 2020 Filed January 7, 2022
File No. 001-38051

Dear Ms. Miller:

SOS Limited (the “Company”, “SOS,” “we”, “us” or “our”) hereby supplementally transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 20, 2022 regarding our annual report on Form 20-F previously submitted on May 5, 2021, as amended on January 7, 2022 (the “Form 20-F/A”), and our response to the Staff dated February 14, 2022 and March 10, 2022. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Form 20-F for the fiscal period ending December 31, 2020

Part 1, page 1

1.

We note your revised disclosure in the 20-F/A No.2 in response to prior comment 3. However, we note on page 1 in both Part 1 and Item 3. Key Information you continue to disclose that “VIE Agreements are designed to provide our wholly-foreign owned entity (“WFOE”), Qingdao SOS Investment Management Co., Ltd., with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE, including absolute control rights and the rights to the assets, property, and revenues of the VIE.” As previously requested, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that, you are the primary beneficiary of the VIE for accounting purposes. Please revise your disclosures accordingly.

Provide us with your proposed disclosure prior to filing future amendments.

Response: In response to the Staff’s comment, please see the revised disclosure below.

We are a Cayman Islands holding company conducting a portion of our operations in China through Qingdao SOS Industrial Holding Co., Ltd., a variable interest entity (“VIE”), and its subsidiaries. Investors of our ADSs are not investing in the VIE. Neither we nor our subsidiaries own any shares in the VIE. Instead, for accounting purposes, we control and receive the economic benefits of the VIE’s business operation through a series of contractual arrangements, also known as VIE Agreements, dated May 14, 2020, which enables us to consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements under U.S. GAAP. As a result of these contractual arrangements, which have not been tested in a court of law, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of the VIE are treated as our assets and liabilities and the results of operations of the VIE are treated in all aspects as if they were the results of our operations. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of business, and we therefore operate these businesses in China through the VIE. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIE for accounting purposes, as a result of our direct ownership in WFOE and the provisions of the VIE Agreements. See “Item 3. Key Information — Contractual Agreements between WFOE and The VIE” for a summary of these VIE Agreements.

Item 3. Key Information, page 1

2.	We note your revised disclosure in the 20-F/A No.2 in response to prior comments 6 and 7. Please address the following:

●	Revise your Introduction on page iv to disclose with entity you refer to as “Parent(s)”;

Response: In response to the Staff’s comment, please see the revised disclosures below.

SOS Ltd. (“SOS”) is referred to as the Parent, or the registrant, incorporated in the Cayman Islands.

China SOS Ltd (“China SOS”) is incorporated in Hong Kong.

WFOE refers to Qingdao SOS Investment Management Co., Ltd. (“WFOE”), incorporated in the PRC.

VIE refers to Qingdao SOS Industrial Holding Co., Ltd. (“VIE”), incorporated in the PRC

Subsidiaries outside China refers to Yong Bao Two Ltd. (“YBT”), incorporated in the British Virgin Islands, and SOS Information Technology New York Inc. (“SOSNY”), incorporated in New York State; both YBT and SOSNY are located outside of the PRC and have only had few and/or immaterial transactions during this period

Subsidiaries inside China refers to the VIE’s subsidiaries, including SOS Information Technology Co., Ltd (“SOSIT”), Inner Mongolia SOS Insurance Agency Co., Ltd (“IMSOS”) and SOS International Trading Co., Ltd (“SOSINT”). The Subsidiaries inside China all operate within the PRC.

●	Present the consolidation financial statements on pages 52 and 53 together with your consolidated statement of cash flow in your Contractual Agreements between WFOE and VIE discussion beginning on page 2 in Item 3;

Response: In response to the Staff’s comment, please see the revised disclosures below.

The following financial information has been prepared to illustrate the consolidated financial position as of December 31, 2018, 2019 and 2020 and cash flows and profit or loss and other comprehensive income for the years ended December 31, 2018, 2019 and 2020 for (i) SOS Ltd; (ii) China SOS Ltd.; (iii) WFOE; (iv) VIE; (v) other subsidiaries. The financial information of SOS Ltd. has been extracted from: SOS Ltd’ audited consolidated statements of financial position as of December 31, 2018, 2019 and 2020, and the related consolidated statements of profit or loss and other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2018, 2020 and the related notes, included elsewhere in this annual report.

Condensed consolidated balance sheet as of December 31, 2020

Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
													Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries	SOS Ltd.		China SOS Ltd.	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustement(a)	Adjustment(b)	Adjustment	Adjustment (d)	Adjustment	elimination (c)	Adjustment	Adjustment (e)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	1	268	3,304	2		148									3,722
Accounts receivable,net	-	-	-	-		10,235									10,235
Other receivables - net	102	-	100			43,672		3,500							47,373
Amount due from related parties	-					3,693									3,693
Inter-company receivable (c)							(38,429)					38,429			-
Total current assetes	103	268	3,404	2		57,748	(38,429)	3,500		-	-	38,429		-	65,023
Non-current assets:															-
Operating lease, right-of-use assets	-	-	-			4,158									4,158
Property equipment and software,net	-					509									509
Investment in WFOE (d)	-	3,391	-							(3,391)					-
Investment in subsidiaries inside China (e)						642								(642)	-
Goodwill	-	-	-			-								72	72
Total non-current assets	-	3,391	-	-		5,309	-	-		(3,391)	-	-		(570)	4,739
Total assets	103	3,659	3,404	2		63,057	(38,429)	3,500		(3,391)	-	38,429		(570)	69,762
LIABILITIES AND EQUITY															-
Current liabilities:															-
Liabilities:															-
Accounts payble	-	-	-			1,078									1,078
Amount due to related parties	-					1,909									1,909
Inter-company payable		-
Operating lease liability-current	-	-	-			834									834
Contract liability	-	-	-			610									610
Tax payable	-	-	-			665									665
Other payables	-	100	2	2		40,007						(38,429)			1,681
Total current liabilities	-	100	2	2		45,103	-	-		-	-	(38,429)		-	6,777
Operating lease liabilty-noncurrent	-					2,749									2,749
Total non-current liability	-	-	-	-		2,749									2,749
Total liabilities	-	100	2	2		47,852	-	-		-	-	(38,429)		-	9,526
Shareholder's equity															-
Paid up capital	(1)	3	-	-		-	46	12						-	60
Additional paid-in capital	1,960	3,558	3,406	-		590	38,383	9,649		(3,406)				(540)	53,600
Retained earnings	(1,855)	(2)	(3)			13,903		(6,161)		3				(46)	5,838
Accumulated other comprehensive income (loss)	-	-	0			712				12				14	738
Total Shareholders' equity	103	3,559	3,402	-		15,205	38,429	3,500		(3,391)	-	-		(570)	60,236
Total Liabilities and shareholders' equity	103	3,659	3,404	2		63,057	38,429	3,500	-	(3,391)	-	(38,429)		(570)	69,762

Notes

(a)	SOSIT received fund on behalf of SOS; it was the proceeds net of legal expenses paid by private equity investors, equivalent to $38.42 million. Together with (c) it is proposed to offset account receivable and account payable for the same amount via inter-company account;
(b)	SOS disposed of the legacy business in August 2020, it incurred a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million ; It was acquired previously in June 2020 by issuing class A common share for the amount of $9.66 million;
(c)	Together with (b), another half of the elimination of inter-company receivable from SOS and inter-company payable from SOSIT for the same amount of $38.42 million;
(d)	This entry is to eliminate China SOS’s long-term investment at initial cost in WFOE against WFOE’s paid-up capital, additional paid-up capital and retained earnings etc.;
(e)	This entry is also an elimination entry to knock off SOSIT’s long-term investment at cost in IMSOS against IMSOS’s paid-up capital, additional capital and retained earning etc.

Condensed consolidated statement of comprehensive loss for twelve months for the month ended December 31, 2020.

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
													Subsidiaries	Subsidiaries
	SOS Ltd	China SOS Ltd	WFOE	VIE	Subsidiaries	Subsidiaries	SOS Ltd		China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
					Outside China	Inside China	Adjustment (a)	Adjustment(b)	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-	-	-			50,289									50,289
COST OF REVENUES	-	-	-			(37,295)									(37,295)
GROSS PROFIT	-	-	-	-		12,994	-	-	-	-	-	-		-	12,994
OPERATING EXPENSES:															-
General and administrative	(897)	(2)	(3)			(1,047)		(452)	-						(2,401)
Share-based compensation	(506)	-	-	-		-									(506)
Total operating expenses	(1,403)	(2)	(3)	-		(1,047)	-	(452)	-	-	-	-		-	(2,907)
INCOME FROM OPERATIONS	(1,403)	(2)	(3)	-		11,947	-	(452)	-	-	-	-		-	10,087
OTHER INCOME(EXPENSE):															-
Loss on acquisition						-	(5,679)								(5,679)
Other income(expense),net	-					625									625
Total other (expenses)income, net	-	-	-	-		625	(5,679)	-	-	-	-	-		-	(5,054)
INCOME(LOSS)BEFORE INCOME TAXES	(1,403)	(2)	(3)	-		12,572	(5,679)	(452)	-	-	-	-		-	5,033
INCOME TAXES	-	-				(147)									(147)
NET INCOME(LOSS) - CONTINUING OPERATION	(1,403)	(2)	(3)	-		12,425	(5,679)	(452)	-	-	-	-		-	4,886
															-
DISCONTINUED OPERATIONS:
Loss from discontinued operations						-	(545)								(545)
Income from disposal of discontinued operations	-	-	-				63								63
LOSS FROM DISCONTINUED OPERATIONS	-	-	-	-		-	(482)	-	-	-	-	-		-	(482)
															-
NET PROFIT(LOSS)	(1,403)	(2)	(3)	-		12,425	(6,161)	(452)	-	-	-	-		-	4,404
															-
OTHER COMPREHENSIVE INCOME(LOSS)															-
Foreign currency translation adjustment - net of tax	-	-	-	-		874									874
COMPREHENSIVE INCOME(LOSS)	(1,403)	(2)	(3)	-		13,299	(6,161)	(452)	-						5,278

Notes

(a)	SOS disposed of the legacy business in August 2020, it incurred a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million;
(b)	SOS picked up legal expenses paid by China SOS for the amount of $0.45 million;

Condensed statement of cash flow as of December 31, 2020

Condensed consolidated statement of cash flow

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-20
					Subsidiaries	Subsidiaries	Consolidation	Consolidation	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustment (a)	Adjustment (b)	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	(1,403)	(2)	(3)	-		12,425	(452)	(6,161)	4,404
Adjustments to reconcile net income net cash used in operating activities:				0
Depreciation of property, plant and equipment	-	-	-	-		2			2
Share-based compensation	506	-	-	-		-			506
Allowance for doubtful accounts - accounts receivable	-	-	-	-		1			1
Allowance for doubtful accounts - other receivable	0	0	0			158			158
Loss on acquisition	-	-	-	-		-		5,679	5,679
Income from disposal of discoutinued opeations	-	-	-	-		-		(63)	(63)

Changes in operating assets and liabilities
Accounts receivable	-	-	-	-		(2,065)			(2,065)
Other receivables	(102)	-	-	-		(35,917)			(36,019)
Amount due from related parties	-					(2,871)			(2,871)
Tax payables	-	-	-	-		292			292
Accounts payable						(11,940)			(11,940)
Other payables	-	100	-	(2)		1,386			1,484
Amount due to related parties	-	-	-			(3,666)			(3,666)
Contract liabilities	-					546			546
Net cash (used in) generated from operating activities	(999)	98	(3)	(2)		(41,649)	(452)	(545)	(43,552)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-	-	-	-		(501)			(501)
Investment in equity	-	(3,391)	3,391	-		0			-
Proceed from disposals of discontiuned operations	-	-	-			3,500			3,500
Net cash (used in) generated from investing activities	-	(3,391)	3,391	-		2,999		-	2,999

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-	3,578	-	-		-			3,578
Proceed from private equity placement, net of issuance costs	1,000					38,973			39,973
Net cash generated from (used in) financing activities	1,000	3,578	-	-		38,973		-	43,551

EFFECT OF EXCHANGE RATES ON CASH	(1)	(17)	(84)	-		785			683

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	(0)	268	3,304	(2)		1,108	(452)	(545)	3,681
CASH AND CASH EQUIVALENTTS, beginning of year	1	-	-	-		41		-	42
CASH AND CASH EQUIVALENTTS, end of year	1	268	3,304	2		147	(452)	(545)	3,722

Notes

(a)	SOS picks up the legal expense of $0.45 million paid by China SOS, this increase the net loss of SOS by the same amount;
(b)	To reflect the impact of SOS’s disposition of XRF’s fintech business on cash flow: a loss from an acquisition of $5.68 million and a loss from discontinued operation of $0.55 million, as well as a gain from the asset sale of 0.63 million, adding up to a total loss of $6.16 million.

●	Provide us and disclose in tabular form condensed consolidating schedules – depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately – as of the same dates and for the same periods for which audited consolidated financial statements are required. In this regard we note the schedules for 2018 and 2019 were omitted from the amendment filed January 7, 2022 however audited consolidated financial statements for 2018 and 2019 are included in the filing;

Response: In response to the Staff’s comment, please see the revised disclosures for 2018-2019 below.

Condensed consolidated statements of comprehensive loss twelve months for the month ended December 31, 2019

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
													Subsidiaries	Subsidiaries
	SOS Ltd	China SOS Ltd	WFOE	VIE	Subsidiaries	Subsidiaries	SOS Ltd		China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
					Outside China	Inside China	Adjustment	Adjustment	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-					11,577									11,577
COST OF REVENUES	-					(9,459)									(9,459)
GROSS PROFIT	-					2,118									2,118
OPERATING EXPENSES:
General and administrative	-					(365)									(365)
Share-based compensation	-					-									-
Total operating expenses	-					(365)									(365)
INCOME FROM OPERATIONS	-					1,753									1,753
OTHER INCOME(EXPENSE):															-
Loss on acquisition	-					-									-
Other income(expense),net	-					41									41
Total other (expenses)income, net	-					41									41
INCOME(LOSS)BEFORE INCOME TAXES	-					1,794									1,794
INCOME TAXES	-					(324)									(324)
NET INCOME(LOSS) - CONTINUING OPERATION	-					1,470									1,470

DISCONTINUED OPERATIONS:
Loss from discontinued operations	-					-								-	-
Income from disposal of discontinued operations	-													-	-
LOSS FROM DISCONTINUED OPERATIONS	-					-								-	-

NET PROFIT(LOSS)	-					1,470									1,470

OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation adjustment - net of tax	-					(16)									(16)
COMPREHENSIVE INCOME(LOSS)	-					1,454									1,454

Note

(a)	There was only one legal entity called SOS Information Technology Co., Ltd. during this period and it is a PRC corporation operating solely in mainland China, so there were no such adjustments.

Condensed consolidated statements of comprehensive loss twelve months for the month ended December 31, 2018

Condensed consolidated Statements of comprehensive of loss

(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-18
													Subsidiaries	Subsidiaries	Consolidated
	SOS Ltd	China SOS Ltd	WFOE	VIE	Subsidiaries	Subsidiaries	SOS Ltd		China SOS Ltd	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd.
					Outside China	Inside China	Adjustment	Adjustment	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
REVENUES	-					24,930									24,930
COST OF REVENUES	-					(24,620)									(24,620)
GROSS PROFIT	-					310									310
OPERATING EXPENSES:
General and administrative	-					(477)									(477)
Share-based compensation	-					-									-
Total operating expenses	-					(477)									(477)
INCOME FROM OPERATIONS	-					(167)									(167)
OTHER INCOME(EXPENSE):
Loss on acquisition	-					-									-
Other income(expense),net	-					45									45
Total other (expenses)income, net	-					45									45
INCOME(LOSS)BEFORE INCOME TAXES	-					(122)									(122)
INCOME TAXES	-					(15)									(15)
NET INCOME(LOSS) - CONTINUING OPERATION	-					(137)									(137)

DISCONTINUED OPERATIONS:
Loss from discontinued operations	-					-									-
Income from disposal of discontinued operations	-														-
LOSS FROM DISCONTINUED OPERATIONS	-					-									-

NET PROFIT(LOSS)	-					(137)									(137)

OTHER COMPREHENSIVE INCOME(LOSS)
Foreign currency translation adjustment - net of tax	-					5									5
COMPREHENSIVE INCOME(LOSS)	-					(132)									(132)

Note

(a)	There was only one legal entity called SOS Information Technology Co., Ltd. during this period and it is a PRC corporation operating solely in mainland China, so there were no such adjustments.

Statement of cash flow as of December 31, 2019

Condensed consolidated statement of cash flow
(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
					Subsidiaries	Subsidiaries	Consolidation	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustments	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	-					1,470		1,470
Adjustments to reconcile net income net cash used in operating activities:
Depreciation of property, plant and equipment	-					2		2
Share-based compensation	-					-		-
Allowance for doubtful accounts - accounts receivable	-					5		5
Allowance for doubtful accounts - other receivable	0					146		146
Loss on acquisition	-					-		-
Income from disposal of discoutinued opeations	-					-		-

Changes in operating assets and liabilities
Accounts receivable	-					(5,455)		(5,455)
Other receivables	-					(1,498)		(1,498)
Amount due from related parties	-					3,278		3,278
Tax payables	-					364		364
Accounts payable						3,851		3,851
Other payables	-					(217)		(217)
Amount due to related parties	-					(1,934)		(1,934)
Contract liabilities	-					32		32
Net cash (used in) generated from operating activities	-					44		44

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-					-		-
Investment in equity	-					-		-
Proceed from disposals of discontiuned operations	-					-		-
Net cash (used in) generated from investing activities	-					-		-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-					-		-
Proceed from private equity placement, net of issuance costs	-					-		-
Net cash generated from (used in) financing activities	-					-		-

EFFECT OF EXCHANGE RATES ON CASH	-					(16)		(16)

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	-					28		28
CASH AND CASH EQUIVALENTTS, beginning of year	-					13		13
CASH AND CASH EQUIVALENTTS, end of year	-					41		41

Note

(a)	There was only one legal entity called SOS Information Technology Co., Ltd. during this period and it is a PRC corporation operating solely in mainland China, so there were no such adjustments.

Statement of cash flow as of December 31, 2018

Condensed consolidated statement of cash flow
(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-18
					Subsidiaries	Subsidiaries	Consolidation	SOS Ltd.
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustments	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	-					-137		(137)
Adjustments to reconcile net income net cash used in operating activities:
Depreciation of property, plant and equipment	-					1		1
Share-based compensation	-					-		-
Allowance for doubtful accounts - accounts receivable	-					1		1
Allowance for doubtful accounts - other receivable	0					158		81
Loss on acquisition	-					-		-
Income from disposal of discoutinued opeations	-					-		-

Changes in operating assets and liabilities
Accounts receivable	-					(713)		(713)
Other receivables	-					(7,966)		(7,966)
Amount due from related parties	-					(4,100)		(4,100)
Tax payables	-					4		4
Accounts payable						6,995		6,995
Other payables	-					(1,750)		(1,750)
Amount due to related parties	-					7,509		7,509
Contract liabilities	-					30		30
Net cash (used in) generated from operating activities	-					(45)		(45)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and equipment	-					2		2
Investment in equity	-					-		-
Proceed from disposals of discontiuned operations	-					-		-
Net cash (used in) generated from investing activities	-					2		2

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from share issuance, net of issuance costs	-					-		-
Proceed from private equity placement, net of issuance costs	-					-		-
Net cash generated from (used in) financing activities	-					-		-

EFFECT OF EXCHANGE RATES ON CASH	-					2		2

NET CASH CHANGES IN CASH AND CASH EQUIVALENTS	-					(41)		(41)
CASH AND CASH EQUIVALENTTS, beginning of year	-					54		54
CASH AND CASH EQUIVALENTTS, end of year	-					13		13

Note

(a)	There was only one legal entity called SOS Information Technology Co., Ltd. during this period and it is a PRC corporation operating solely in mainland China, so there were no such adjustments.

Condensed Consolidated Balance Sheet as of December 31, 2019

Condensed Consolidated Balance Sheet
(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-19
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Inter-company	Inside China	Outside China	SOS Ltd
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustements	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	-					41								41
Accounts receivable,net	-					8,171								8,171
Other receivables - net	-					11,512								11,512
Amount due from related parties	-					822								822
Inter-company receivable (c)
Total current assetes	-					20,546								20,546
Non-current assets:
Operating lease, right-of-use assets	-					-								-
Property equipment and software,net	-					6								6
Investment in WFOE (d)
Investment in subsidiaries inside China (e)
Goodwill	-					-								-
Total non-current assets	-					6								6
Total assets	-					20,552								20,552
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-					13,018								13,018
Amount due to related parties	-					5,575								5,575
Inter-company payable
Operating lease liability-current	-					-								-
Contract liability	-					64								64
Tax payable	-					374								374
Other payables	-					197								197
Total current liabilities	-					19,228								19,228
Operating lease liabilty-noncurrent	-					-								-
Total non-current liability	-					-								-
Total liabilities	-					19,228								19,228
Shareholder's equity
Paid up capital	-					6								6
Additional paid-in capital	-					(6)								(6)
Retained earnings	-					1,340								1,340
Accumulated other comprehensive income (loss)	-					(16)								(16)
Total Shareholders' equity	-					1,324								1,324
Total Liabilities and shareholders' equity	-					20,552								20,552

Note

(a)	There was only one legal entity called SOS Information Technology Co., Ltd. during this period and it is a PRC corporation operating solely in mainland China, so there were no such adjustments.

Condensed Consolidated Balance Sheet as of December 31, 2018

Condensed Consolidated Balance Sheet
(US$ thousands, except share data and per share data, or otherwise noted)

	31-Dec-18
												Subsidiaries	Subsidiaries
					Subsidiaries	Subsidiaries	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Inter-company	Outside China	Inside China	SOS Ltd
	SOS Ltd.	China SOS Ltd.	WFOE	VIE	Outside China	Inside China	Adjustements	Adjustment	Adjustment	Adjustment	Elimination	Adjustment	Adjustment	Consolidated total
	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
ASSETS
Current assets:
Cash and cash equivlaents	-					13								13
Accounts receivable,net	-					2,721								2,721
Other receivables - net	-					10,160								10,160
Amount due from related parties	-					4,100								4,100
Inter-company receivable (c)
Total current assetes	-					16,994								16,994
Non-current assets:
Operating lease, right-of-use assets	-					-								-
Property equipment and software,net	-					7								7
Investment in WFOE (d)
Investment in subsidiaries inside China (e)
Goodwill	-					-								-
Total non-current assets	-					7								7
Total assets	-					17,001								17,002
LIABILITIES AND EQUITY
Current liabilities:
Liabilities:
Accounts payble	-					9,167								9,167
Amount due to related parties	-					7,509								7,509
Inter-company payable
Operating lease liability-current	-					-								-
Contract liability	-					32								32
Tax payable	-					10								10
Other payables	-					414								414
Total current liabilities	-					17,132								17,132
Operating lease liabilty-noncurrent	-					-								-
Total non-current liability	-					-								-
Total liabilities	-					17,132								17,132
Shareholder's equity
Paid up capital	-					6								6
Additional paid-in capital	-					(6)								(6)
Retained earnings	-					(135)								(135)
Accumulated other comprehensive income (loss)	-					5								5
Total Shareholders' equity	-					(130)								(130)
Total Liabilities and shareholders' equity	-					17,002								17,002

Note

(a)	There was only one legal entity called SOS Information Technology Co., Ltd. during this period and it is a PRC corporation operating solely in mainland China, so there were no such adjustments.

●	Tell us and disclose a rollforward of investment in subsidiaries and VIEs that reconciles to “Parents” investment in subsidiaries and VIEs or tell why this is not applicable;

Response: In response to the Staff’s comment, this is no longer applicable pursuant to the changes in the format of the financials.

●	Tell us and disclose the nature of Other receivables – net and the basis for the offsetting eliminating “Adjustment effect” of $51,639 to Other payables in the condensed consolidating balance sheet as of December 31, 2020 as disclosed on page 52;

Response: In response to the Staff’s comment, this is no longer applicable pursuant to the changes in the format of the financials. This is similar to Adjustment (c) per the condensed consolidated statement of financial position as of December 31, 2020.

●	Tell us why you have included the “Inter-company account reconciliation and elimination” and the “Long-term investment” schedule on page 53 and 53 and how this information reconciles to the related consolidated financial statements;

Response: In response to the Staff’s comment, please see the revised disclosure below.

Investors’ long-term investment shall be eliminated against investee’s capital account, and retained earnings etc. For example, it should be fully eliminated upon consolidation, as one of the regular consolidation procedures. This is similar to Adjustment (d) & (e) per the condensed consolidated statement of financial position as of December 31, 2020.

●	Tell us and disclose how Cash and Cash Equivalents – “Parents” of $1,450 at the end the year for 2020 disclosed on page 5, related to “Parents” operating expenses for the year ended December 31, 2021 on page 53, was transferred through your organization based on the terms of your VIE agreements disclosed on pages 2 and 3;

Response: In response to the Staff’s comment, please see the revised disclosure below.

SOS incurred total operating expenses of $1.34 million, of which $0.89 million was out of its own pocket and $0.45 million of legal expense was paid by China SOS. SOS’ expense is financed by a $1 million contribution by eight individual investors which is reflected in the statement of cash flow.

●	You disclose on page 5 “cash owed by VIEs to non-VIEs amounted to $43.57 million as of December 31, 2020,” and “no cash was owed to non-VIE entities as of December 31, 2020.” Reconcile these statements and revise your disclosure accordingly; and

Response: In response to the Staff’s comment, this is no longer applicable pursuant to the changes in the format of the financials.

●	You disclose that the Company sold 2,600,000 ADSs and warrants to purchase 2,600,000 ADSs issued in a registered direct offering that closed on December 24, 2020, and received net proceeds of $3.6 million and that the funds were subsequently transferred to the VIEs via WFOE. Tell us and revise your disclosures to explain why this transaction is not reflected in “Parents” condensed consolidated cash flow on page 5.

Response: In response to the Staff’s comment, this is no longer applicable pursuant to the changes in the format of the financials.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

Very truly yours,

/s/ Yandai Wang
Yandai Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC